UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

March 25, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Nhimbe Fresh is a 500 kW (AC) stand-alone rooftop solar installation to be located at 1 Cascade Road, Marondera, Zimbabwe ("Project").

This solar plant will be rented for a fixed monthly value to Pick It Fresh, the offtaker, for a period of 20 years.
The total cost of the project is $1,202,947.00 and it is projected a 10.23% IRR ($USD).

Key Information

General Info
Project Owner	Energea Portfolio 3 LLC
Project Location	Marondera, Zimbabwe
Technology	Rooftop Solar
System Size (AC/DC)	500 kW/ 510 kWp
Estimated Year 1 Production	826 MWh
Coordinates	18.182386 ° S 31.605349° E
Roof Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders
SPE	Sun Exchange PTY LTD.
Offtaker	Pick It Fresh
EPC Contractor	Taihe Energy (PTY) LTD
O&M Contractor	Taihe Energy (PTY) LTD
Roof Owner	Nhimbe Fresh Exports (PVT) LTD.

Uses of Capital and Project Economics

Project Hard Costs	892,941.00 USD
Project Soft Costs	35,718.00 USD
Developer Fee	274,288.00 USD
Total Project Financing	1,202,947.00 USD
Debt Funding	N/A
Equity Funding	1,202,947.00 USD
Project IRR	10.23% ($USD)

Project Review

SPE

All activities related to the project have been made through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust") and The Sun Exchange (PTY) LTD. ("Sun Exchange").

Site

Nhimbe Fresh Exports (PVT) LTD. ("Roof Owner") owns the propriety in which the project will be installed. The rights to use the roof for a 20-year term has been secured through the Asset Lease Agreement, which the Roof Owner signed as one of the parties together with Sun Exchange PTY LTD and Pick It Fresh.

Design

The Project will employ 1260 x 405 Wp solar modules manufactured by Seraphim, a Tier 1 module manufacturer based in China. The plant will also use 10 x 50 kW SG110CX inverter manufactured by Goodwe and 90 x 11.52 kWh Lithium Ion Phosphate batteries.

Regarding Energy Production, the Project is estimated to produce 826 MWh/year with an AC Capacity Factor of 18.9%.

Interconnection

Nhimbe Fresh is a stand-alone project and will not be connected to the distribution grid. The system will count with 1 MWh of battery energy storage which will be integrated with 2 x Volvo Penta Engine, Marelli generators to ensure the electricity supply even if there is power load shedding.

Zimbabwe Energy Regulatory Authority (ZERA) was consulted regarding the construction of the project and authorized it.

Offtaker

The Offtaker is Pick It Fresh ("Offtaker"). Sun Exchange and the Offtaker have signed an Asset Lease Agreement on October 28th, 2020. This Revenue agreement stipulates a fixed monthly rent to be paid by the Offtaker. The Rent is adjusted annually on the contract's anniversary. The main terms of the Revenue Agreement are show on the Table 1.

Table 1 - Asset Lease Agreement Main Terms
Revenue Contract Term	20 years
Fixed Monthly Rental	14.674 USD
Annual Adjustment	CPI + 1%

EPC

Taihe Energy (Pty) Ltd ("Taihe") has been selected as the EPC partner for the Project. Taihe and Sun Exchange signed the turnkey contract on March 30th, 2021. The total contract price is $ 818,026.20 ($ 1.60/Wp), excluding VAR.

Tahine will provide a warranty for all services for the first 2 years following the Commercial Operation Date. Additionally, the major equipment will be warrantied by the suppliers for an extended period, namely 5 years for Inverters and 25 years for modules.

Tahine will provide and maintain adequate insurance coverage at its costs, for all risks associated with the EPC until final completion.

Financial Analysis

The resulting nominal IRR, in USD, of Nhimbe Fresh Phase 1 is projected to be 10.23%, with an estimated payback of 9 years, 9 months, and 6 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I.

This analysis makes use of an inflation assumption for the denominated project currency, the US Dollar, at an average value of 2.00%, given its behavior over the periods of 2017 to 2020.

Revenue

The source of the project's revenue originates from a 20-year term equipment rental contract with Nhimbe Fresh, for a fixed base price of 14,674.00 USD / month, readjusted annually on the anniversary of the COD by the US CPI rate, plus a 1% spread.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of contractual obligations, the aggregate work of all the required operations and maintenance for the project, as well as insurance, accounting, and other project related fees. The monthly value of the management fee is calculated as a 20.00% rate off the collected revenue in the project.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen on Table 1.

The payment plan assumed is directly related to Appendix 5 of the EPC contract, being divided in 5 payments, each being done with the completion of a milestone.

All prices listed on Table 2 are already grossed with a Value-Added Tax ("VAT") of 15,00%.

Lastly, no interconnection cost is assumed by the project.

Table 2 - Capital Expenditures Assumptions
Acquisition Costs	N/A	N/A

Hard Costs	892,941.00 USD	1.75 USD/Wdc

Soft Costs	35,718.00 USD	0.07 USD/Wdc

Developer Fees	274,288.00 USD	0.54 USD/Wdc

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	1,202,947.00 USD	2.36 USD/Wdc

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Asset Lease Agreement and 1st Addendum;
2.     EPC Agreement.

All contracts submitted are duly signed. There was no major red flag in the contracts/documents.

Contract Summary

Table 5 - Asset Lease Agreement Summary
Contract	Asset Lease Agreement and 1st Addendum
Date	October 8th, 2020
Parties	The Sun Exchange (PTY) LTD - As Lessor Pick It Fresh - As Lessee
Object
Lessor will lease to Lessee the asset, which consists of 3 (three) separate solar system assets: the Packhouse System, the Pump Site System and the Churchill System (each a 'System' and together, the 'Systems'

Term
20 years from the Commercial Operation Date of each System, which will occur on different dates
The Asset Lease Agreement shall only terminate on the expiration of the 20 (twenty) year anniversary of the last System achieving the Commercial Operation Date

Usage Fee	Lessee shall pay the usage fee in return for the use of the asset
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two per cent) per month
Currency	US dollars
Termination
If Lessee wishes to terminate the lease at any point during the Duration or does not wish to renew the lease agreement for an additional period, the asset must be purchased by Lessee.

Either Party shall be entitled to terminate the Agreement immediately, if the other Party:
1. breaches a material obligation (including default on any payment obligation in excess of a threshold of 3 (three) months' Usage Fees provided for in this Agreement and fails to remedy such default;
2. takes any steps in contemplation of being placed under business rescue or provisional or final liquidation;
3. attempts a compromise without remedy or composition without remedy with its creditors;
4. passes a resolution for its voluntary winding-up;
5. takes any action in contemplation of commencing business rescue proceedings;
6. has a final judgment of any court, sounding in money to the equivalent value of USD$10 000 (ten thousand US dollars) or more, granted against it that remains unsatisfied for a period of 14 (fourteen) days after it has been granted;
7. has any of its property, movable or immovable, attached in execution or by any process of any court;
8. makes default without remedy or threatens to make default in the payment of liabilities generally; or
9. commits any act or omission which is an act of insolvency in terms of the laws of the Party's respective country.

Insurance
Lessor shall insure, before the COD, the asset against loss, fire, accident, theft and damage for an amount equal to the full insurable value of the asset, the premiums and any increase payable in respect of such insurance.

Lessor shall obtain and at all times maintain adequate insurance cover for any damage caused to the buildings or other structures on the Premises during installation of the Asset, including consequential damages or other losses or damages incurred by the Lessor, which loss or damages are directly or indirectly caused by the Asset, any EPC Services or O&M Services performed in respect of the Asset and shall have no claim against the Lessor or the EPC for uninsured damages or loss suffered in this regard. The Lessor shall provide adequate proof of insurance to the reasonable satisfaction to the Lessee before the COD.

Damage and Loss
Lessor shall bear the risk of any loss or damage to the Asset, excluding as a result of, or arising out of, the misuse or abuse of the Asset by the Lessee and/or the Lessee's failure to comply with a reasonably duty of care and its duty of care obligations in terms of this Agreement.

Buy Out Option	Lessee has the option at any time to purchase the asset (and all its component parts) from Lessor.

Table 6 - EPC Agreement Summary
Contract	Turnkey EPC Agreement
Date	March 30, 2021
Parties	The Sun Exchange (PTY) LTD - as Customer Taihe Energy (PTY) LTD - as Contractor
Object	Contractor will manufacture and construct a photovoltaic power plant to be built on the roof of the client's facility located at Nhimbe Fresh Export, Rakodzi Farm, 1 Cascade Road, Marondera, Zimbabwe.
Price	USD 818,026.20 to be paid in South Africa
Warranty Period	2 (two) years from the date of issuance of COD notice
Delay Liquidated Damages
Appendix 13 - Delayed Liquidated Damages will be calculated by multiplying the Expected Asset Usage savings (USD) for the pro-rata days when the Solar Plant was non-operational, for each day in excess of 15 (fifteen) calendar days after the scheduled Commercial Operation Date up to and including the Commercial Operation Date or the date this Contract is terminated in accordance with its terms, whichever occurs first.

Performance Liquidated Damages
If during the Performance Ratio Test, the Achieved Performance Ratio is below the Guaranteed Performance Ratio but above the Minimum Performance Ratio, then the Contractor shall be liable to pay Performance Liquidated Damages to the Customer according to Appendix 13

Termination by Contractor	In case of delay in payment by Customer for a period of more than 20 (twenty) business days
Appendices
Appendix 1 Definitions
Appendix 2 Solar Plant Description
Appendix 3 Scope of Works
Appendix 4 Pre-construction Protocol
Appendix 5 Payment Plan
Appendix 6 Commissioning Protocol
Appendix 7 Post-construction Protocol
Appendix 8 Notice To Proceed
Appendix 9 Practical Completion Document
Appendix 10 Technical Documentation
Appendix 11 Practical Completion Certificate
Appendix 12 Final Completion Certificate
Appendix 13 Delay Liquidated Damages
Appendix 14 Final Energy Yield Report
Appendix 15 Environmental, Operational, Health and Safety Compliance
Appendix 16 Administrative Requirements
Appendix 17 Performance Tests
Appendix 18 Company Guarantee
Appendix 19 Commercial Operation Date Notice
Appendix 20 O&M Scope of Work

Documentation Checklist

Table 6 - Documentation Checklist
Design and Application	Bills	X
	PVsyst Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	N/A
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
	Incentives	N/A
EPC	Construction Set*	N/A
	Equipment Warranties	X
Equipment Purchase Order
	Equipment Datasheet	X
	EPC Contract	X
EPC Insurance
Asset Management	O&M Agreement**
Asset Management Agreement
Investment	Project Model	X
*Under the EPC Scope

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Nhimbe Fresh Project.

Signature

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date March 25, 2022

Exhibit I
Balance Sheet, Income Statement, and Cash Flow Statement

NHIMBE FRESH PHASE 1 PROJECT
CONSOLIDATED BALANCE SHEETS

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Assets
Current assets:
Cash and cash equivalents	0	0	0	0	0	0	0	0	0	0
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	0	0	0	0	0	0	0	0	0	0
Property and equipment	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947
Depreciation	0	0	0	0	0	0	0	0	0	0
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	0	0	0	0	0	0	0	0	0	0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947
Retained earnings	0	0	0	0	0	0	0	0	0	0
Total stockholders' equity	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947
Total liabilities and stockholders' equity	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947	1,202,947

NHIMBE FRESH PHASE 1 PROJECT
CONSOLIDATED STATEMENTS OF INCOME

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Gross revenue	0	161,854	181,824	187,279	192,897	198,684	204,645	210,784	217,107	223,621
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	0	161,854	181,824	187,279	192,897	198,684	204,645	210,784	217,107	223,621
Costs and expenses:
Operations and maintenance	0	0	0	0	0	0	0	0	0	0
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	0	0	0	0	0	0	0	0	0	0
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	0	0	0	0	0	0	0	0	0	0
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	0	0	0	0	0	0	0	0	0	0
Management Fees	0	32,371	36,365	37,456	38,579	39,737	40,929	42,157	43,421	44,724
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	0	32,371	36,365	37,456	38,579	39,737	40,929	42,157	43,421	44,724
Income from operations	0	129,483	145,459	149,823	154,318	158,947	163,716	168,627	173,686	178,897
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Income before provision for income taxes	0	129,483	145,459	149,823	154,318	158,947	163,716	168,627	173,686	178,897
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	0	129,483	145,459	149,823	154,318	158,947	163,716	168,627	173,686	178,897

NHIMBE FRESH PHASE 1 PROJECT
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Cash flows from operating activities
Net income	0	129,483	145,459	149,823	154,318	158,947	163,716	168,627	173,686	178,897
Adjustments in net income:
Depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	0	129,483	145,459	149,823	154,318	158,947	163,716	168,627	173,686	178,897
Cash flows from investing activities
Purchases of property and equipment, net	(1,202,947)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(1,202,947)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	1,202,947	0	0	0	0	0	0	0	0	0
Distributions paid to investors	0	(129,483)	(145,459)	(149,823)	(154,318)	(158,947)	(163,716)	(168,627)	(173,686)	(178,897)
Net cash used in financing activities	1,202,947	(129,483)	(145,459)	(149,823)	(154,318)	(158,947)	(163,716)	(168,627)	(173,686)	(178,897)

Net increase (decrease) in cash	0	0	0	0	0	0	0	0	0	0
Cash at beginning of the period	0	0	0	0	0	0	0	0	0	0
Cash at end of the period	0	0	0	0	0	0	0	0	0	0